Mail Stop 3561

September 26, 2008

Via U.S. Mail and facsimile (781) 890-3799

Rory J. Cowan
Chairman, Chief Executive Officer and President
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Forms 10-Q for Periods Ending March 31 and June 30, 2008**
> **Filed May 9 and August 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2008**
> **Form 8-K filed February 26, 2008**
> **File No. 000-26933**

Dear Mr. Cowan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

1. Your business section does not clearly describe the business segments through which you operate. Refer to Item 101(c) of Regulation S-K. Please provide the financial information about segments required by Item 101(b) of Regulation S-K and the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

2. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should elaborate on what drives the use of your global language and content and global development and testing solutions, the anticipated revenue mix on an operating segment basis and your expectations regarding the distribution of revenue on a geographic basis. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   - economic or industry-wide factors relevant to your company, and

   - material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Merger, Restructuring, and Other Charges, page 28

3. We note your disclosures concerning your restructuring activities. Please provide additional disclosures that discuss the events that caused you to implement the restructuring plan as well as the expected impact of the restructuring activities on future results of operations. See SAB Topic 5:P.4.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 45

Foreign Currency Exchange Rate Risk, page 46

4. Please revise your disclosure to clarify the assets or liabilities being hedged, the derivative instrument used for the type of hedge distinguishing between hedges that

qualify for hedge accounting and those that are not designated as hedges under Statement 133. Further, please clarify for us your foreign currency risks.

Item 9A. Controls and Procedures, page 46

5. We note your disclosure that your disclosure controls and procedures "can provide only reasonable assurance of achieving the desired control objectives…." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Notes to the Consolidated Financial Statements, page 59

Note 2. Significant Accounting Policies, page 59

Work in Process, page 61

6. We note your disclosure that you record work in process using the percentage of completion method however your revenue recognition policy does not indicate any projects accounted for under this method. Please clarify for us and revise your disclosure to address what projects you account for using the percentage of completion method. If any of the deferred costs relate to projects accounted for under a method other than the percentage of completion, please expand your disclosure accordingly indicating how those costs are recognized.

Note 12. Operating Segments and Geographical Information, page 83

7. Please provide the disclosures required by paragraph 31 of SFAS 131. In particular, provide a more robust discussion of the nature of the unallocated costs as well as your policies concerning such costs. See also, paragraph 32 of SFAS 131.

8. Please reconcile your measure of segment profit to income (loss) before taxes. We note that you do not allocate income taxes. See paragraph 32(b) of SFAS 131.

Exhibits 31.1 and 31.2

9. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parentheticals in paragraphs 4.(d) and 5. Similarly, you did not include the parentheticals in the certifications filed with the Form 10-Qs for the quarters ended March 31, 2008 and June 30, 2008. Please amend the Form 10-K and the March 31, 2008 Form 10-Q, as discussed below, and revise the certifications for future filings.

Exhibit 32.1

10. We note that the certification refers to your annual report on Form 10-K for the period ending December 31, 2006. Please revise your certification to refer to your annual report on Form 10-K for the period ending December 31, 2007 and refile your entire 10-K, including all certifications. In addition, we note that the quarterly report for the period ending March 31, 2008 refers to September 30, 2007. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending March 31, 2008 and refile your entire 10-Q, including all certifications.

Form 8-K filed on February 26, 2008

11. We note your reconciliation of GAAP net income to non-GAAP Cash EPS in exhibit 99.1 to the Form 8-K. You have added back merger, restructuring, and other charges to arrive at cash earnings. However, note 10 to your financial statements included in your annual report filed on Form 10-K indicates that these charges are associated with a substantial amount of cash payments for each period in which they are incurred. As such, we do not agree with your characterization that these are non-cash charges for the purposes of your presentation. Please do not include merger, restructuring, and other charges in a measure titled cash earnings and adjusted cash EPS. See Reg. G Rule 100(b). 17 C.F.R. ¶ 244.100(b).

Definitive Proxy Statement on Schedule 14A

Management, page 8

Directors and Executive Officers, page 8

12. Please provide five years of business experience for each of the directors. For example, it is not clear which positions Mr. Blechschmidt held during the past five years. See Item 401(e) of Regulation S-K.

Compensation, Discussion and Analysis, page 13

Elements of Lionbridge Executive Compensation Programs, page 15

Base Salary, page 15

13. You indicate that you take into account competitive market compensation for your industry in determining base salaries. Please clarify the external competitive data used in making your compensation decisions. Clarify whether you benchmark compensation. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation

against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-term Incentive Compensation, page 15

14. You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their short-term incentive compensation. For example, you have not disclosed your internal revenue targets, profitability metrics or each officer's personal operational or functional objectives for the year ending December 31, 2007. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

15. We note that the qualitative assessment of individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

16. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Review Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director